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                                                                  EXHIBIT (a)(3)

Subject: Stock Option Exchange Program

For Distribution on January 13, 2003

Dear Employees of Crossroads:

As we diligently work together to lead the company toward profitability, I want to thank all of you who have remained fiercely committed and loyal to this company during what has been a challenging year.

Of course, we are all aware of the current fluctuation of our stock price and I know that many of you have option grants that are currently underwater. I know that stock options have historically been a significant part of our compensation package and as such, a motivator for joining, staying with, and striving to help the company succeed.

We want this to remain true for Crossroads and want to give all employees of Crossroads an opportunity to participate in a stock option exchange program. We are offering this program to you because we believe that Crossroads' stock price today does not fairly reflect the hard work, contributions and dedication of our employees. This stock option exchange program may help our employees to lower the exercise price of their present stock options, therefore renewing their opportunity to earn gains as the value of our stock price improves over the long term.

We have attached to this email a copy of the Offer to Exchange document that we filed today with the Securities and Exchange Commission. Please review this document carefully. We will have employee meetings this Thursday, January 16th, in order for you to have the opportunity to learn a great deal more about this program and how you can choose to participate if you determine that this would be in your own personal best interest. The scheduled meeting times are given below. Our board of directors, the executive management team and I encourage all employees of Crossroads to carefully review the program and consider participating if you believe it makes sense for you. It's important to us that each employee is rewarded for the contributions and hard work made toward making Crossroads profitable. Thank you for your continued committment and contribution to Crossroads.

       THURSDAY, JANUARY 16TH

       EMPLOYEE MEETINGS

       Time             Location
       ----             --------
       9:00 a.m.        San Juan

       10:00 a.m.       San Juan

       11:00 a.m.       San Juan

Brian